Exhibit 99.1

Tennessee Farmers Life Insurance Company Selects Sapiens ALIS for Its Next-Generation Policy Administration Platform

Farm Bureau Insurance of Tennessee selects Sapiens ALIS in the cloud to modernize its life and annuity infrastructure

Holon, Israel – April 27, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance and retirement industry, with an emerging focus on the broader financial services sector, announced today that Tennessee Farmers Life Insurance Company (TFLIC) has selected Sapiens ALIS, Sapiens’ flagship policy administration system.

Following an extensive six-month vendor evaluation and due diligence phase, TFLIC, which offers affordable life insurance in Tennessee, chose Sapiens ALIS for an IT modernization project designed to support the company’s full portfolio of life and annuity products. The project includes an in-force conversion of more than 330,000 policies from LIFE-COMM. This is Sapiens’ third LIFE-COMM replacement initiative. TFLIC will benefit from the full suite of Sapiens ALIS functionality, including new business, policy owner service, claims processing and repetitive payments.

This is Sapiens’ first deployment of Sapiens ALIS in the cloud, a service provided in partnership with NTT DATA, Inc., leveraging NTT DATA’s comprehensive application, Cloud migration and hosting services. The combined solution will enable TFLIC to benefit from an improved user experience, while lowering implementation risk. TFLIC will also leverage the Sapiens ALIS service layer to interface with LifeNet, TFLIC’s primary user interface supporting both internal users and TFLIC agents.

“We are pleased to partner with Sapiens to modernize our infrastructure, enabling Tennessee Farmers Life to enhance the service we provide to our policy holders and take advantage of current digitalization trends, including mobility and social media,” said Dennis Stephen, chief operating officer of TFLIC. “We felt the Service-Oriented Architecture of Sapiens ALIS was ideal and the Sapiens personnel who have assisted with our due diligence process, and now the project, have been outstanding. This collaboration, along with Sapiens’ reputation in the industry, gives us confidence in our decision.”

“We wish to thank Tennessee Farmers Life for selecting Sapiens and joining our growing Sapiens ALIS user community. We look forward to another successful implementation,” said Ron Karam, president of Sapiens North American Insurance and Retirement Services division. “Our new partnership with TFLIC demonstrates Sapiens ongoing commitment to the Life and Annuity market as we continue to improve Sapiens ALIS to offer greater benefits to our customers.”

About Farm Bureau Insurance Group of Tennessee

Farm Bureau Insurance Group is made up of several companies. Tennessee Farmers Mutual Insurance Company is the parent company and its flagship. It has been in existence since 1948 and is one of the strongest property and casualty companies in the country. Its coverage is primarily in the personal lines of insurance. Tennessee Farmers Life has been in existence since 1973. Based on in force business Tennessee Farmers Life is ranked #1 for individual life insurance coverage in the state of Tennessee. The company has over $31.6 Billion of life insurance in force and has over 330,000 policies on the books. Tennessee Farmers Life is the #2 writer of individual life insurance in Tennessee. For more information: http://www.fbitn.com.

About NTT DATA

NTT DATA is a leading IT services provider and global innovation partner with 75,000 professionals based in over 40 countries. NTT DATA emphasizes long-term commitment and combines global reach and local intimacy to provide premier professional services, including consulting, application services, business process and IT outsourcing, and cloud-based solutions. We’re part of NTT Group, one of the world’s largest technology services companies, generating more than $112 billion in annual revenues, and partner to 80% of the Fortune Global 100.

Visit www.nttdata.com/americas to learn how our consultants, projects, managed services, and outsourcing engagements deliver value for a range of businesses and government agencies.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com